Mail Stop 3561

September 25, 2007

Mr. Douglas J. Probst
Chief Financial Officer
DSW Inc.
810 DSW Drive
Columbus, Ohio 43219

      RE: DSW Inc.
              Form 10-K for Fiscal Year Ended February 3, 2007
              Filed April 5, 2007
              Form 10-Q for Fiscal Quarter Ended May 5, 2007
              File No. 1-32545

Dear Mr. Probst:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    William H. Thompson
                    Branch Chief